FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 11, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing the convening of General Shareholders Meeting to consider the delisting of its shares from the Buenos Aires stock exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris announces the convening of General Shareholders Meeting to consider the delisting of its shares from the Buenos Aires stock exchange

Luxembourg, June 11, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that its Board of Directors has resolved to convene a General Shareholders Meeting to consider and, if thought fit, approve the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”), which permits the Company to delist from BYMA without making a delisting public tender offer.

If the delisting from BYMA is approved, shareholders holding shares through the global depositary and custodian for the Argentine stock market, Caja de Valores S.A. (“CVSA”), would have the following options:

(1)	to sell such shares in other markets where Tenaris’s shares or ADSs will continue to trade through a 12-month selling facility arranged by the Company (the “Selling Facility”);

(2)	to migrate such shares from CVSA to the clearing systems for the other markets where Tenaris’s shares or ADSs will continue to trade, for which purpose Tenaris would arrange for a 12-month facility (the “Migration Facility”) to assist shareholders holding shares through CVSA in the conversion of such shares into ADSs traded on the NYSE;

(3)	to keep delisted shares through CVSA (with the shareholder having to arrange, after expiration of the Migration Facility, any migration of the shares to other market); or

(4)	exclusively for shareholders holding shares through CVSA on June 11, 2019 and who either vote against the proposed delisting or are absent from the General Shareholders Meeting, to exercise the right (”Appraisal Right”) under article 22 of the Company’s articles of association to have such shares repurchased by the Company at the arithmetic average of the closing Argentine peso sale price per share as reported by BYMA for the ninety (90) calendar-day period immediately preceding the date of the General Shareholders Meeting. Neither shareholders holding their shares through CVSA on June 11, 2019 who vote in favor of the proposed delisting nor any holders of shares or ADSs held through the clearing systems for any other stock exchanges would be entitled to Appraisal Rights. The repurchase of qualifying shares in connection with any exercise of Appraisal Rights would be consummated on the date that is 180 days from the date of the General Shareholders Meeting. The repurchase price for such shares would be paid in Argentine pesos, and the Company would not be required to pay any interest or any other additional amounts on or with respect to such repurchase price. Appraisal Rights are non-transferrable. Any person who, at any time on or after June 11, 2019, shall either acquire any Company shares through CVSA, or migrate to CVSA any Company shares from the clearing systems for any of the other stock exchanges, would not be entitled to claim or exercise any Appraisal Rights with respect to such shares. Any and all rights to claim or exercise Appraisal Rights with respect to any shares held through CVSA that, at any time on or after June 11, 2019, are either sold or otherwise transferred, or are migrated to the clearing systems for any other stock exchanges, would be forfeited.

The respective terms of the Selling Facility and the Migration Facility and the conditions and requirements for shareholders holding their shares through CVSA to avail themselves of such facilities would be informed in due course through an “Hecho Relevante” announcement in Argentina in accordance with applicable CNV Rules.

The conditions and requirements for the exercise of Appraisal Rights by eligible shareholders will be informed in due course through the Shareholder Meeting Brochure and Proxy Statement for the proposed General Shareholders Meeting.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.